UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. __)*

PC Mall, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Frank F. Khulusi

Chief Executive Officer, President and Director

PC Mall, Inc.

2555 W. 190th Street

Torrance, California 90504

(310) 354-5600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69323 K 100

1. Names of Reporting Persons.
Frank Khulusi
2. Check the Appropriate Box if a Member of a Group*
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds*	PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization	U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	279,166 (consists of shares underlying options exercisable within 60 days of 2/13/03)
8. Shared Voting Power	2,548,963
9. Sole Dispositive Power	279,166 (consists of shares underlying options exercisable within 60 days of 2/13/03)
10. Shared Dispositive Power	2,548,963
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,129 (includes 279,166 shares underlying options exercisable within 60 days of 2/13/03)
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*.............................[ ]
13. Percent of Class Represented by Amount in Row (11) 26.0%
14. Type of Reporting Person*	IN
*See Instructions Before Filling Out.

CUSIP No. 69323 K 100

1. Names of Reporting Persons.
Mona C. Khulusi
2. Check the Appropriate Box if a Member of a Group*
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds*	PF
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization	U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	None
8. Shared Voting Power	2,548,963
9. Sole Dispositive Power	None
10. Shared Dispositive Power	2,548,963
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,548,963
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*.............................[ ]
13. Percent of Class Represented by Amount in Row (11) 24.1%
14. Type of Reporting Person*	IN
*See Instructions Before Filling Out.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of PC Mall, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2555 West 190th Street, Torrance, California 90504.

Explanatory Note: Frank F. Khulusi previously reported ownership of shares of Common Stock of the Company on Schedule 13G in reliance on Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). According to interpretations by the staff of the Securities and Exchange Commission (the “SEC”), the foregoing exemption is no longer available in the event that a person acquires “beneficial ownership” (as defined in the Exchange Act and the rules thereunder) in any twelve month period of more than two percent of a class of equity securities registered under the Exchange Act. Accordingly, consistent with the SEC staff’s interpretation of the exemption provided by Rule 13d-1(d), the reporting persons are filing this Schedule 13D.

Item 2. Identity and Background

The name of the persons filing this Statement (the “Reporting Persons”) are Frank F. Khulusi and Mona C. Khulusi as joint trustees (the “Trustees”) of the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”). Frank F. Khulusi is President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Mona C. Khulusi is a homemaker. The business address of the Reporting Persons is 2555 West 190th Street, Torrance, California 90504.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On December 31, 2001, the Trust acquired 953,585 shares of Common Stock in a private transaction at a price of $1.55 per share. The acquisition was funded using the personal funds of the Trustees. With respect to shares of Common Stock beneficially owned by Frank Khulusi that are subject to options exercisable within 60 days of February 13, 2003, Mr. Khulusi paid no funds or other consideration for such options.

Item 4. Purpose of Transaction

Frank Khulusi is the founder and President, Chief Executive Officer and Chairman of the Board of Directors of the Company. The Reporting Persons acquired beneficial ownership of the shares held of record by them for investment. Mr. Khulusi acquired the options referred to in this Statement as compensation for services to the Company.

The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the Common Stock, including trading prices for the Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Common Stock held by them, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise, as well as one or more transactions relating to the Company.

Other than Mr. Khulusi’s status as an executive officer of the Company and as a member of the Company’s Board of Directors, which regularly considers such matters, and except as set forth above, the Reporting Persons have no present plans or proposals relating to or which would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)	Frank Khulusi is deemed to beneficially own an aggregate of 2,828,129 shares of Common Stock (which includes 279,166 shares of Common Stock underlying options that are exercisable within 60 days of February 13, 2003), representing 26.0% of the outstanding shares of the Common Stock of the Company as of February 13, 2003. Of such shares, Mr. Khulusi (i) has sole voting and dispositive power as to the 279,166 shares underlying stock options, and (ii) shares voting and dispositive power as to the 2,548,963 shares held by the Trust.

Mona Khulusi is deemed to beneficially own an aggregate of 2,548,963 shares of Common Stock, representing 24.1% of the outstanding shares of the Common Stock of the Company as of February 13, 2003. Of such shares, Mrs. Khulusi (i) does not have sole voting or dispositive power with respect to any shares of Common Stock, and (ii) shares voting and dispositive power as to the 2,548,963 shares held by the Trust.

(c) Effective January 4, 2003, Frank Khulusi resigned as trustee of the Camellia Abou-Odah Irrevocable Trust dated February 21, 1995, which held 8,575 shares of Common Stock of the Company. The Reporting Persons have not effected any other transactions involving shares of the Company's Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement establishing the Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

        Exhibit 1. Joint filing agreement of the signatories of this Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003
/s/Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

/s/Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993

EXHIBIT INDEX

Exhibit No.	Description
1	Joint filing agreement

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or she knows or has reason to believe that such information is not accurate.

Dated: February 13, 2003
/s/Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993
/s/Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of the Khulusi Family Revocable Trust dated November 3, 1993